Exhibit 99.1

Investor Contact:

Jared Maymon

Global Head of Investor Relations & Strategic Finance

Jared.Maymon@Kornit.com

Kornit Digital Announces CFO Transition and New $100 Million Share Repurchase Program

Moves Reflect Confidence in the Company’s Strategy and Long-Term Growth Plan

Rosh Ha`Ayin, Israel, November 17, 2025 – Kornit Digital Ltd. (“Kornit” or the “Company”) (NASDAQ: KRNT), a worldwide market leader in sustainable, on-demand digital fashion and textile production technologies, today announced a CFO transition and a new $100 million share repurchase authorization, reinforcing its continued focus on profitable growth, operational excellence, and creating long-term value for its shareholders.

CFO Transition

Kornit announced the planned transition of its Chief Financial Officer, as Lauri Hanover has decided, for personal reasons, to step down from her position. Ms. Hanover will remain the Company’s Chief Financial Officer through mid-December 2025 to ensure a smooth and effective transition.

“On behalf of Kornit’s Board and entire management team, I want to thank Lauri for her partnership, professionalism, and significant contributions over the past decade,” said Ronen Samuel, Chief Executive Officer of Kornit Digital. “Lauri served seven years as a member of the Board and Chairwoman of the Audit Committee and the last three years as Kornit’s Chief Financial Officer. She played a central role in strengthening Kornit’s financial foundation and supporting our journey toward sustainable, recurring, and profitable growth. We thank Lauri sincerely for her dedication and leadership and wish her well in her future endeavors.”

Mr. Samuel continued, “I am very pleased to welcome Assaf Zipori as our new CFO. Assaf brings deep financial expertise, strategic insight, and strong operational leadership that will help us execute our next phase of our journey and in building long-term value for our shareholders.”

Mr. Zipori joins Kornit with extensive financial, strategic, and operational leadership experience across the technology and manufacturing sectors. Most recently, he served as Global CFO of Nano Dimension Ltd. (Nasdaq: NNDM) following its acquisition of Markforged Holding Corporation (NYSE: MKFG), where he also served as CFO.

He previously held senior financial leadership roles at Component Control, Amdocs (Nasdaq: DOX), and Retalix, which was later acquired by NCR Corporation. Earlier in his career, he worked at Ernst and Young and KPMG, advising global clients across technology and industrial markets.

“I am thrilled to join Kornit as Chief Financial Officer at such a transformative moment in the Company’s evolution,” said Mr. Zipori. “I look forward to partnering with the leadership team and the Board to advance operational excellence, accelerate profitable growth, and deliver sustainable value for our customers and shareholders.”

Share Repurchase Program

Kornit also announced that its Board of Directors has authorized a new share repurchase program of up to $100 million. This authorization reflects the Company’s strong balance sheet and continued confidence in the Company’s strategy, execution, and long-term growth trajectory. It builds on the $165 million in share repurchases executed since 2023 and underscores Kornit’s commitment to disciplined capital allocation and enhancing value for its shareholders.

“Our business continues to strengthen as we execute on our strategic priorities, expand recurring revenues, and deliver improved profitability,” said Mr. Samuel. “This repurchase program reflects our firm belief in the Company’s strategy, the resilience of our business model, and the substantial long-term value we are creating as we continue leading the digital transformation of the fashion and textile industry.”

Under the share repurchase program, Kornit’s ordinary shares may be repurchased from time to time in the open market or through privately negotiated transactions, consistent with United States securities laws and regulations. The timing and amount of repurchases will depend on market conditions, share price, and other considerations, and the program may be suspended or discontinued at any time. Repurchases may commence after completion of the required thirty-day creditor notification period under Israeli law (assuming that there are no objections raised by creditors), and subject to potential limitations on repurchases once the upcoming blackout period related to the end of the fourth quarter of 2025 begins.

About Kornit Digital

Kornit Digital (NASDAQ: KRNT) is a worldwide market leader in sustainable, on-demand, digital fashion and textile production technologies. The Company offers end-to-end solutions including digital printing systems, inks, consumables, software, and fulfillment services through its global fulfillment network. Headquartered in Israel with offices in the USA, Europe, and Asia Pacific, Kornit Digital serves customers in more than 100 countries and states worldwide. To learn more about how Kornit Digital is boldly transforming the world of fashion and textiles, visit www.kornit.com.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “believes,” “intends,” “planned,” or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company’s objectives, plans and strategies, including with respect to the Company’s authorized share repurchase program, statements regarding the Company’s results of operations and financial condition and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: potential objection to the share repurchase program by the Company’s creditors and/or failure to receive Israeli court approval after any such objection; the Company’s degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company’s Poly Pro and Presto products, and the Company’s Apollo direct-to-garment platform; the extent of the Company’s ability to increase sales of its systems, ink and consumables; the development of the market for digital textile printing; securities class action litigation expenses; and those additional factors referred to under “Risk Factors” in Item 3.D of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 28, 2025. Any forward-looking statements in this press release are made as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.